BriaCell Therapeutics Corp.

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

December 10, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Franklin Wyman, Lisa Vanjoske, Abby Adams, Joseph McCann

Re: BriaCell Therapeutics Corp.

Amendment No. 10 to Registration Statement on Form F-1

Filed October 20, 2020

File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby submitting Amendment No. 11 to the Company’s Registration Statement on Form F-1 (“Amendment No. 11”). Amendment No. 11 is being filed to respond to the comment from the staff (the “Staff”) of the Securities and Exchange Commission received on October 22, 2020, relating to the above-referenced Amendment No. 10 to the Registration Statement on Form F-1.

Amendment No. 11 also includes the Company’s audited financial statements for the fiscal year ended July 31, 2020, includes minor updates to the Company’s business description and removes Aegis Capital Corp. as a co-manager.

For the Staff’s convenience, the Staff’s comment has been stated below in bold type, followed by the Company’s response thereto.

Amendment No. 10 to Registration Statement on Form F-1

Cover Page

1. Your response to prior comment 4 explains that the inability of the underwriters to sell the Common Units and/or Pre-funded Units would have a negative effect on the amount of proceeds that the Company would receive. We further note that Section 1.1.1(ii) of the underwriting agreement indicates that there will be an “initial” offering price. Accordingly, please reconcile your response and the terms of the underwriting agreement with your coverpage disclosurewhich highlights and represents that this is a “firm commitment underwritten offering” that will have an “actual” offering price.

RESPONSE: The Company has revised the F-1 on page 123 to remove the term “initial” when discussing the offering price and to remove the following sentence:

“If all of the units offered by us are not sold at the public offering prices, the representative may change the offering prices and other selling terms. If we cannot sell all of the units at the public offering prices set forth on the cover page of this prospectus the proceeds from the offering will be lower. We will inform investors of material changes by filing an amendment to the registration statement of which this prospectus forms a part. If there are immaterial changes to the number of units sold or the public offering prices, as permitted by Rule 430A of the Securities Act, these changes will be reflected in the final prospectus.”

The Company has also revised Section 1.1.1(ii) of the underwriting agreement to remove the term “initial” when discussing the offering price.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence or on Amendment No. 11 filed herewith. Thank you.

Sincerely,

/s/ William V. Williams
William V. Williams Chief Executive Officer

cc: (via email)

Avital Perlman, Esq.

Gregory Sichenzia, Esq.